                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2 )*

                         ADVANCED POLYMER SYSTEMS, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   007546-10-2
                                 (CUSIP Number)

                              James J. Bergin, Esq.
                                Johnson & Johnson
                           One Johnson & Johnson Plaza
                             New Brunswick, NJ 08933
                                 (723) 524-2383

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  March 3, 1998
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.

/ /

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 6 Pages

                                  SCHEDULE 13D

CUSIP NO. 007546-10-2                                          Page 2 of 6 Pages

    1   NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 Johnson & Johnson                                    22-1024240

    2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a)
                                                                             / /
                                                                             (b)
                                                                             / /

    3   SEC USE ONLY

    4   SOURCE OF FUNDS*

                 AF

    5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)   / /

    6   CITIZENSHIP OR PLACE OF ORGANIZATION

                 New Jersey

      NUMBER OF          7  SOLE VOTING POWER
       SHARES
    BENEFICIALLY                     -0-
      OWNED BY
        EACH
      REPORTING
       PERSON
        WITH
                         8  SHARED VOTING POWER

                                     1,422,101

                         9  SOLE DISPOSITIVE POWER

                                     -0-

                        10  SHARED DISPOSITIVE POWER

                                     1,422,101

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 1,422,101

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                 / /

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 7.44%

14      TYPE OF REPORTING PERSON*

                 CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP NO. 007546-10-2                                          Page 3 of 6 Pages

    1   NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 Johnson & Johnson Development Corporation            22-2007137

    2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a)
                                                                             / /
                                                                             (b)
                                                                             / /

    3   SEC USE ONLY

    4   SOURCE OF FUNDS*

                 WC

    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /

    6   CITIZENSHIP OR PLACE OF ORGANIZATION

                 New Jersey

      NUMBER OF          7  SOLE VOTING POWER
       SHARES
    BENEFICIALLY                     -0-
      OWNED BY
        EACH
      REPORTING
       PERSON
        WITH
                         8  SHARED VOTING POWER

                                     1,422,101

                         9  SOLE DISPOSITIVE POWER

                                     -0-

                        10  SHARED DISPOSITIVE POWER

                                     1,422,101

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 1,422,101

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                 / /

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 7.44%

14      TYPE OF REPORTING PERSON*

                 CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP 007546-10-2                                              Page 4 of 6 Pages

         This Statement amends Items 4 and 5 of the Statement on Schedule 13D relating to shares of the Common Stock, par value $.01 (the "Common Stock") of Advanced Polymer Systems, Inc., a Delaware corporation (the "Company"), filed by Johnson & Johnson ("J&J") and by Johnson & Johnson Development Corporation ("JJDC"), each a New Jersey corporation, on September 2, 1992, as previously amended (the "Schedule 13D"). Capitalized terms, not otherwise defined herein have the same meanings as set forth in the Schedule 13D.

Item 4.  Purpose of Transaction:

         Item 4 of the Schedule 13D is hereby amended by adding the following:

         For the period commencing February 5, 1998 through the date of this Amendment No. 2 of the Schedule 13D, JJDC sold a total of 733,006 shares of the outstanding Common Stock of the Company in open market transactions. For additional information, see Item 5.

Item 5.  Interest in Securities of the Issuer:

         Item 5 is hereby deleted and replaced with the following:

         (a) The 1,422,101 shares of Common stock beneficially owned by JJDC as of the date hereof represent approximately 7.44% of the 19,106,372 shares of Common Stock outstanding as of September 31, 1997 as set forth in the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 31, 1997. Included in the above amount are 432,101 shares of Common Stock issued by the Company to JJDC on March 18, 1996. A warrant to purchase 200,000 shares of Common Stock previously referred to expired on May 12, 1996.

         (b) J&J and JJDC each have shared power to vote and shared power to dispose of all shares described in paragraph (a) above.

         (c) Set forth below is a list of the transactions in shares of the Common Stock effected by JJDC in the past sixty days:

              JJDC SALES               SHARES SOLD                  SALE PRICE
                2/5/98                    25,000                       7.0000
                2/6/98                    25,000                       7.0625
                2/9/98                    15,000                       7.0625

CUSIP  007546-10-2                                            Page 5 of 6 Pages

               2/10/98                    25,000                       7.0000
               2/11/98                    25,000                       7.0000
               2/12/98                    10,000                       7.0625
               2/13/98                    10,000                       7.0625
               2/18/98                     5,000                       7.0625
               2/19/98                    10,000                       7.0625
               2/20/98                    15,000                       7.0625
               2/25/98                    10,000                       7.0000
                3/3/98                    40,000                       7.0000
                3/9/98                    33,000                       6.8750
               3/10/98                   475,006                       6.8750
               3/10/98                    10,000                       7.3125
                TOTAL                    733,006

                  To the best knowledge of J&J and JJDC, no director or executive officer of J&J or JJDC beneficially owns any shares of Common Stock or other securities of the Company. Neither J&J nor JJDC is aware of any transaction in such securities during the past sixty (60) days by any of its executive officers or directors.

         (d)      Not applicable.

         (e)      Not applicable.

CUSIP  007546-10-2                                             Page 6 of 6 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             JOHNSON & JOHNSON

                                             By: /s/ P. S. Galloway
                                             Name: Peter S. Galloway
                                             Title:   Secretary

Dated:  March 12, 1998

                                             JOHNSON & JOHNSON DEVELOPMENT
                                                      CORPORATION

                                             By: /s/ P. S. Galloway
                                             Name: Peter S. Galloway
                                             Title:   Secretary

Dated:  March 12, 1998